

July 10, 2012

<u>Via E-mail</u>
Mr. Mario E. Rodriguez
Chief Executive Officer
Northern Tier Energy, Inc.
38C Grove Street, Suite 100
Ridgefield, Connecticut 06877

      Re: Northern Tier Energy, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed July 2, 2012
              File No. 333-178457

Dear Mr. Rodriguez:

        We have reviewed your amendment and your correspondence dated July 6, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Page references in this comment are to the draft disclosure which you submitted with your correspondence dated July 6, 2012. Please provide us with your underlying supporting calculations for the following disclosures:

    a.   Page 4 – "On a pro forma basis for this offering, as of March 31, 2012, we estimate that we would have had approximately $179.8 million of available liquidity comprised of cash on hand and amounts available for borrowing under our $300 million revolving credit facility."

      b.   Page 29 – "We project that we will be able to pay aggregate distributions of $2.65 per unit for the twelve months ending June 30, 2013 and a distribution of $0.65 per unit for the three months ending September 30, 2013."

      c.   Page 70 – Capitalization – The "as adjusted" amounts for partners' interest, both common units and PIK units.

      d.   Page 71 – Dilution – All amounts in the initial paragraph, and those in the dilution table presented immediately following such paragraph.

      e.   Pages 77 and 81 – The calculations for actual and implied cash distributions based on pro forma available cash presented in each of the tables.

Use of Proceeds, page 69

2.   Please refer to the following sentence on page 69: "Any net proceeds received from the exercise of the underwriters' option to purchase additional common units will be distributed to Northern Tier Holdings." Disclose how much Northern Tier Holdings will receive if the over-allotment option is exercised in full (based upon the assumed initial public offering price of $20.00 per unit, the midpoint of the price range) and disclose the general partner's intended use of those proceeds.

3.   If the general partner intends to distribute proceeds from the exercise of the over-allotment option to the general partner's owners, please also ensure that you make corresponding revisions elsewhere in your prospectus, such as in the penultimate paragraph on page 9, where you disclose what payments ACON Management and TPG Management will receive in connection with the offering.

4.   Please quantify the amount of cash on hand you intend to use, in addition to the net offering proceeds, to pay for the expenditures listed in this section.

Conflicts of Interest and Fiduciary Duties, page 203

5.   Please refer to the following sentence on page 204: "Additionally, our general partner may cause us or our subsidiaries to purchase PIK units at any time during the PIK period, so long as such purchase is approved by the conflicts committee of the board of directors of our general partner." Clarify how the purchase price for any such purchase would be determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director